Exhibit 99.4

INCYTE CORPORATION
2024 INDUCEMENT STOCK INCENTIVE PLAN

NOTICE OF PERFORMANCE SHARE AWARD

You have been granted the following award of Performance Shares, representing the right to receive on a future date shares of common stock of INCYTE CORPORATION (“Incyte”) under the Incyte Corporation 2024 Inducement Stock Incentive Plan, as amended (the “Plan”):

Date of Grant:	[Date of Grant]
Name of Recipient:	[Name of Recipient]
Target Grant of Performance Shares:	[___________]
Performance Period	[___________]
Performance Goals:

Your Performance Shares may be converted into actual shares of Incyte common stock as soon as practicable after each vesting date described in the Vesting Schedule below, depending on the level of Incyte’s or your achievement of the performance goal(s) described in Exhibit 1 during the Performance Period and your continued service through the vesting date. No actual shares will be issued unless Incyte or you achieve the performance goal(s) at the level(s) described in Exhibit 1.

Vesting Schedule:	Set forth in Exhibit 1.

You and Incyte agree that this award of Performance Shares is granted under and governed by the terms and conditions of the Plan and the Performance Share Award Agreement (the “Agreement”), including Exhibit 1 thereto, that can be reviewed by clicking on the link provided above.  By accepting this Notice, you are agreeing to all of those terms and conditions.

You and Incyte agree that Incyte has the right to amend this Agreement at any time without your consent if Incyte determines that such amendment is necessary to comply with the terms of the Plan, including an amendment to provide for settlement in cash if settlement in shares would be precluded by the share limitations of Section 5 of the Plan.

By accepting this Notice, you further agree that Incyte may deliver by e-mail all documents related to the Plan or this award. You also agree that Incyte may deliver these documents by posting them on a website maintained by Incyte or by a third party under contract with Incyte. If Incyte posts these documents on a website, it will notify you by e-mail.

These Performance Shares are granted in connection with your offer of employment with Incyte and are intended to qualify as an “inducement” grant under Nasdaq Listing Rule 5635(c)(4), which provides an exception from the stockholder approval requirements otherwise applicable to equity compensation arrangements. The Plan and the Agreement will be interpreted in accordance with and consistent with that exception.

INCYTE CORPORATION
2024 INDUCEMENT STOCK INCENTIVE PLAN
PERFORMANCE SHARE AWARD AGREEMENT

Payment	No cash payment is required upon receipt of this award, or for the issuance of shares of Incyte common stock on settlement of the Performance Shares. Incyte will, however, withhold shares of Incyte common stock on settlement of the Performance Shares for the payment of any withholding taxes due as a result of the settlement of the Performance Shares.

Performance Shares	Your target grant of Performance Shares is shown in the Notice of Performance Share Award (the “award notice”). This is the number of actual shares of Incyte common stock that may be issued to you after the end of the Performance Period if Incyte or you achieve the “target” level of performance with respect to each performance goal for the Performance Period, as set forth in Exhibit 1. Depending on Incyte’s or your performance, you may receive a number of actual shares that is greater or less than your target grant. If Incyte or you do not achieve at least the “threshold” level of performance with respect to at least one of the performance goals set for the Performance Period, as set forth in Exhibit 1, you will receive no actual shares of Incyte common stock under this award.

Performance Period

The Performance Period covered by this award is shown in the award notice.

Except as provided in Exhibit 1, or in your offer letter or employment agreement with Incyte, you must remain in service with Incyte (or any subsidiary) as an employee, director, consultant or advisor for the entire Performance Period in order to remain entitled to receive any actual shares of Incyte common stock in settlement of the Performance Shares.

Vesting

The Performance Shares vest as shown in the award notice.

No additional Performance Shares will vest after your service as an employee, director, consultant or advisor of Incyte (or any subsidiary) has terminated for any reason, except as provided below under “Change in Control,” or in Exhibit 1 or your offer letter or employment agreement with Incyte

Forfeiture

If your service as an employee, director, consultant or advisor of Incyte (or any subsidiary) terminates for any reason, then your Performance Shares will be forfeited to the extent they have not vested before the termination date and do not vest as a result of the termination. This means that the Performance Shares will be immediately canceled and you will receive no actual shares of Incyte common stock. You will receive no payment for any Performance Shares that are forfeited.

Incyte determines when your service terminates for this purpose.

Leaves of Absence	For purposes of this award, your service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by Incyte in writing and the terms of the leave or applicable law requires continued service crediting. But your service terminates when the approved leave ends, unless you immediately return to active work.

Nature of Performance Shares	The Performance Shares granted under this Agreement are mere bookkeeping entries. They represent only Incyte’s unfunded and unsecured promise to issue shares of Incyte common stock on a future date based on the level of Incyte’s achievement of the specified performance goals. As a holder of Performance Shares, you have no rights other than the rights of a general creditor of Incyte.

No Voting Rights or Dividends	Your Performance Shares carry neither voting rights nor rights to dividends. You, or your estate or heirs, have no rights as a stockholder of Incyte unless and until your Performance Shares are settled by issuing shares of Incyte’s common stock. No dividend equivalents will be provided and no adjustments will be made for dividends or other rights if the applicable record date occurs before your stock certificate is issued, except that in the case of a dividend payable in the form of additional shares of Incyte common stock, your target number of Performance Shares will be adjusted proportionately by multiplying that number by the number of shares of Incyte common stock that a holder of one share of Incyte common stock before the dividend payment date would hold after the dividend payment date.

Settlement of Performance Shares

The Performance Shares will be settled as soon as practicable after each vesting date, provided that the Compensation Committee of Incyte’s Board of Directors or its designee has certified Incyte’s level of achievement with respect to each of the performance goals specified for the Performance Period and has determined that a number of shares of Incyte common stock are issuable based on Incyte’s performance. In no event will settlement occur later than March 15th of the calendar year following the vesting date.

At the time of settlement, your target number of Performance Shares may be adjusted upwards or downwards based on Incyte’s performance for the Performance Period. You will receive one share of Incyte common stock for each Performance Share that you remain entitled to after any such adjustment.

Withholding Taxes	Incyte will withhold shares of Incyte common stock on settlement of the Performance Shares for the payment of any withholding taxes due as a result of the settlement of the Performance Shares.

Change in Control

The following provisions will apply in the event a Change in Control (as defined in the Plan) occurs after the end of the Performance Period and while the Performance Shares granted under this Agreement are still outstanding, provided that the Compensation Committee of Incyte’s Board of Directors or its designee has determined that a number of shares of Incyte common stock are issuable with respect to the Performance Shares based on Incyte’s achievement of the performance goals for the Performance Period, and provided further that you are still performing service as an employee, director, consultant or advisor of Incyte (or any parent or subsidiary). For purposes of these provisions, Incyte or any parent or subsidiary for which you are performing service is referred to as the “Employer.”

If this Agreement is not assumed or replaced with a new comparable award by the Employer (with the determination of comparability to be made by the Committee), then there would be full accelerated vesting of the Performance Shares upon the Change in Control.

If this Agreement is assumed or replaced with a new comparable award, then the Performance Shares (or such comparable award) would vest in full if within one year following the Change in Control your service for the Employer is terminated without Cause or is Constructively Terminated.

For purposes of this Agreement, “Cause” shall mean

(i) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement or plan in effect between Incyte and you on the date specified in the award notice (or where there is such an agreement or plan but it does not define “cause” (or words of like import)): (A) your continued failure to perform your duties with the Employer (other than any such failure resulting from incapacity due to physical or mental illness or total and permanent disability, which incapacity has been recognized as such by the Committee or its designee); (B) engagement in illegal conduct, gross misconduct or dishonesty that is injurious to the Employer or its affiliates; (C) unauthorized disclosure or misuse of any of the Employer’s secret, confidential or proprietary information, knowledge or data relating to the Employer or its affiliates; or (D) violation of any of the employee policies or procedures of the Employer; or

(ii) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement or plan in effect between Incyte and you on the date specified in the award notice that defines “cause” (or words of like import), as defined under such agreement or plan.

For purposes of this Agreement, “Constructive Termination” shall mean

(i) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement or plan in effect between Incyte and you on the date specified in the award notice (or where there is such an agreement or plan but it does not define “constructive termination” (or words of like import)): (A) the assignment to you of any duties fundamentally inconsistent with your position, authority, duties or responsibilities as in effect immediately prior to a Change in Control (or any other action by the Employer that results in a fundamental diminishment in such position, authority, duties or responsibilities as in effect immediately prior to a Change in Control), provided that neither a mere change in title alone nor reassignment to a position that is substantially similar to the position held prior to the Change in Control shall constitute fundamental diminishment; (B) the Employer requiring you to be based at any office or location more than 50 miles from the office or location where you are based immediately prior to the Change in Control; or (C) any reduction in your annual base salary or target bonus opportunity (if any) from that which exists immediately prior to a Change in Control; or

(ii) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement or plan in effect between Incyte and you on the date specified in the award notice that defines “constructive termination” (or words of like import), as defined under such agreement or plan.

Award Nontransferable

You may not sell, transfer, assign, pledge or otherwise dispose of any of your Performance Shares. For instance, you may not use your Performance Shares as security for a loan. If you attempt to do any of these things, your Performance Shares will immediately become invalid. You may, however, dispose of any vested but unsettled Performance Shares in your will.

Regardless of any marital property settlement agreement, Incyte is not obligated to recognize your former spouse’s interest in your Performance Shares in any way.

Beneficiary Designation	You may designate a beneficiary in writing to receive your Performance Shares in the event you die after the end of the Performance Period and before settlement of the Performance Shares. A beneficiary designation must be filed with Incyte on the proper form, and it will be recognized only if it has been received at Incyte’s headquarters before your death. If you file no beneficiary designation or if none of your designated beneficiaries survives you, then your estate will receive any settlement of Performance Shares that you are entitled to at the time of your death.

Restrictions on Resale	By accepting the award notice, you agree not to sell any shares of Incyte common stock issued upon settlement of the Performance Shares at a time when applicable laws or Incyte policies prohibit a sale. This restriction will apply as long as you are an employee, director, consultant or advisor of Incyte (or any subsidiary).

Retention Rights	Neither your award nor this Agreement gives you the right to be retained by Incyte (or any subsidiary) in any capacity. Incyte (and any subsidiaries) reserve the right to terminate your service at any time, with or without cause.

Adjustments	In the event of a stock split, a stock dividend or a similar change in Incyte common stock, the number of your Performance Shares covered by this award may be adjusted pursuant to the Plan.

Recovery and Reimbursement of Gain	Incyte shall have the right to recover, or receive reimbursement for, any compensation or profit realized by the issuance or settlement of Performance Shares under this Agreement, or by the disposition of any shares issued upon settlement of the Performance Shares, to the extent Incyte has such a right of recovery or reimbursement under applicable securities laws.

Compliance with Section 409A of the Code	Incyte intends that the issuance and settlement of the Performance Shares awarded under this Agreement will qualify for an exemption from the application of, or will otherwise comply with, Section 409A of the Internal Revenue Code. Incyte reserves the right, to the extent it deems necessary or advisable, to amend this Agreement without your consent in order to maintain such qualification for exemption or compliance. By reserving this right, however, Incyte is not guarantying that Section 409A will never apply to the issuance or settlement of the Performance Shares, or that the requirements of Section 409A will be complied with.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to its choice of law provisions).

The Plan and Other Agreements

The text of the Incyte Corporation 2024 Inducement Stock Incentive Plan (the “Plan”) is incorporated in this Agreement by reference. All capitalized terms not defined in this Agreement are subject to definition under the Plan. If there is any discrepancy between the terms and conditions of this Agreement and the terms and conditions of the Plan, the terms and conditions of the Plan shall control.

This Agreement and any Exhibit hereto, the award notice and the Plan constitute the entire understanding between you and Incyte regarding this award. Any prior agreements, commitments or negotiations concerning this award are superseded. This Agreement may be amended by the Committee without your consent; however, any amendment that would materially impair your rights or obligations under the Agreement may be made only by another written agreement, signed by you and Incyte, unless the Compensation Committee of Incyte’s Board of Directors has determined that the amendment is necessary in order to comply with the terms of the Plan (including an amendment to provide for settlement in cash if settlement in shares would be precluded by the share limitations of Section 5 of the Plan).

By accepting the award notice, you agree to all of
the terms and conditions described above and in the Plan.